787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 22, 2024

VIA EDGAR

Deborah O’Neal

David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-14 of

BlackRock ETF Trust II (Securities Act File No. 333-282203)

Dear Ms. O’Neal and Mr. Manion:

On behalf of BlackRock ETF Trust II (the “Registrant”), this letter responds to (i) the accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Robert Harrington by telephone on September 30, 2024 regarding the Registration Statement on Form N-14 filed by the Registrant (the “Registration Statement”) relating to the proposed reorganization of BlackRock High Yield Municipal Fund (the “Target Fund”), a series of BlackRock Municipal Bond Fund, Inc. into iShares High Yield Muni Active ETF (the “Acquiring Fund”), a series of the Registrant, and (ii) the disclosure comments provided by the Staff to the undersigned by telephone on October 23, 2024 regarding the Registration Statement.

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the applicable comments of the Staff are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. The Registrant anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registrant’s Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page numbers are those of the Registration Statement.

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

November 22, 2024

Accounting Staff Comments

Comment No. 1:	Please confirm that the consent of the Acquiring Fund’s independent registered public accounting firm will be filed with the Amendment.

Response:	The Registrant confirms that the consent of the Acquiring Fund’s independent registered public accounting firm will be filed with the Amendment.

Comment No. 2:	In the section of the Registration Statement titled “Fee Tables of the Target Fund and the Pro Forma Acquiring Fund (as of June 30, 2024) (unaudited),” please confirm the 10-year expense example figures for the Target Fund Investor C shares and provide re-calculated amounts both with and without contingent deferred sales charges, to the extent necessary.

Response:	The Registrant confirms that the 10-year example figures for the Target Fund Investor C shares accurately reflect the expenses of the Fund. The Fund further notes that the Pro Forma Investor C expense examples have subsequently been updated as noted in the response to Comment No. 3 below.

Comment No. 3:	The Staff notes that the Target Fund invests in tender option bond trusts, which causes the Target Fund to incur interest expense, however the Pro Forma fee tables exclude interest expense. Please explain why the Pro Forma fee tables do not include any interest expense given that the Acquiring Fund will utilize the investment strategies of the Target Fund.

Response:	The Registrant has updated the Pro Forma fee tables and expense examples for the Acquiring Fund to reflect the applicable interest expense.

Disclosure Staff Comments

Comment No. 4:	Please confirm that all Staff comments on the Post-Effective Amendment No. 40 to the Registrant’s Registration Statement on Form N-1A, which was filed with the Commission on August 6, 2024,(the “Acquiring Fund Registration Statement”) will be incorporated into the Amendment to the extent applicable.

Response:	The Registrant confirms that all Staff comments to the Acquiring Fund Registration Statement will be incorporated into the Amendment to the extent applicable.

Comment No. 5:	Please confirm whether the adviser will recoup any of the waived fees.

Response:	The Registrant confirms that the fee waiver is not subject to recoupment.

Comment No. 6:	In the section of the Registration Statement titled, “Comparison of the Funds –Investment Risks – Descriptions of the Combined Fund’s Investment Risks,” the Staff believes it would be more beneficial if the Fund’s principal risks are

November 22, 2024

reordered based on the level of risk, with the most significant risks to the Fund listed first. We note that the former Director of the Division of Investment Management has addressed the practice of some funds of listing risk factors in alphabetical order. See https://www.sec.gov/news/speech/speech-blass-102518.

Response:	The Registrant has considered the Staff’s comment and will reorder its principal risk factors in the Amendment such that several risk factors that the Registrant currently considers more significant will be listed at the beginning of the applicable section. The Registrant will continue to consider the ordering of its risk factors.

Comment No. 7:	In the section of the Statement of Additional Information of the Acquiring Fund Registration Statement, which has been incorporated by reference into the Registration Statement, titled “Creation and Redemption of Creation Units – Acceptance of Orders for Creation Units” the Staff requests that the following language from romanette (iv) is removed: “…or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status).”

Response:	The Registrant confirms that the aforementioned language has been deleted in Post-Effective Amendment No. 42 to the Registrant’s Registration Statement on Form N-1A, which was filed with the Commission on October 18, 2024, which the Registrant will incorporate by reference in the Amendment.

* * * * * * *  * *  *

Please do not hesitate to contact me at (212) 728-3953 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Nicole M. Ventura

Nicole M. Ventura

cc:	Jessica A. Holly, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Robert C. Harrington, Esq., Willkie Farr & Gallagher LLP